REVISED SCHEDULE A
Compensation pursuant to Section 4 of the Subadvisory Agreement, dated February 25, 2012, shall be calculated in accordance with the following schedule:

AZL Oppenheimer Discovery Fund

Average Daily Net Assets*                                                                                                Rate
First $100 million                                                                                     0.55%
Next $100 million                                                                                     0.45%
Over $200 million                                                                                     0.40%

**When average daily net assets exceed the first breakpoint, multiple rates will apply, resulting in a blended rate.  For example, if average daily net assets in AZL Oppenheimer Discovery Fund are $300 million, a rate of 55 bps would apply to the first $100 million, a rate of 45 bps would apply to the second $100 million, and a rate of 40 bps would apply to the remaining of $100 million.

The rates set forth above apply to average daily net assets that are subject to the Subadviser's investment discretion in the Fund.

Acknowledged:

ALLIANZ INVESTMENT                                                                                                OPPENHEIMERFUNDS, INC.
MANAGEMENT LLC

By: /s/ Brian Muench                                                                                                             By: /s/ Cheryl Pipia

Name: __________________________                                                                          Name: _______________________

Title: ____________________________                                                                       Title: ________________________

Effective as of May 1, 2013

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